UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



 X    Annual Report Pursuant to section 15(d) of the Securities  Exchange Act of
---
      1934 For the fiscal year ended December 31, 1997

                                       OR

---   Transition Report Pursuant to Section 15(d) of the Securities Exchange Act

      of 1934 For the transition period from_______________to________________


                         Commission File Number: 0-26094



A. Full name of the plan and the address of the plan, if different from that of the issuer named below:

                    SOS Staffing Services, Inc. 401 (k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

                           SOS Staffing Services, Inc.
                             1415 South Main Street
                            Salt Lake City, UT 84115

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
   SOS Staffing Services, Inc. 401 (k) Plan:

We have audited the accompanying statements of net assets available for benefits of the SOS Staffing Services, Inc. 401 (k) Plan as of December 31, 1997 and 1996 and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SOS Staffing Services, Inc. 401(k) Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.





ARTHUR ANDERSEN LLP

Salt Lake City, Utah
     May 7, 1998

                     SOS STAFFING SERVICES, INC. 401(k) PLAN
                     ---------------------------------------
                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                   -------------------------------------------





Statements of Net Assets Available for Benefits
         As of December 31, 1997 and 1996                                 4-5

Statement of Changes in Net Assets Available for Benefits
         For the Year Ended December 31, 1997                             6-7

Notes to Financial Statements                                             8-11

Schedule of Assets Held for Investment Purposes
         As of December 31, 1997                                          12

Schedule of Reportable Transactions
         For the Year Ended December 13, 1997                             13

Signatures                                                                14

Index to Exhibits                                                         15

Exhibit                                                                   16

                     SOS STAFFING SERVICES, INC. 401(k) PLAN
                     ---------------------------------------

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                 ----------------------------------------------

                             AS OF DECEMBER 31, 1997
                             -----------------------

                                                      1997 FUND INFORMATION
                                ------------------------------------------------------------------------------
                                                                                   Fidelity
                                  Fidelity Money      Fidelity                      Equity          Fidelity
                                      Market        Intermediate      Fidelity     Income II       Blue Chip
                                       Fund           Bond Fund     Puritan Fund     Fund         Growth Fund
                                       ----           ---------     ------------     ----         -----------
INVESTMENTS:
  Mutual fund                      $    --         $  36,231       $ 247,535       $ 153,051       $ 284,704
  Money market                       241,705           1,690           3,264           4,951           5,974

RECEIVABLES:
  Participants' contributions          4,192           2,022           4,255           8,354          11,410
  Employer contributions              58,344            --              --              --              --
  Interest and dividends               1,151               6              12              17              19

EXCESS CONTRIBUTIONS
  PAYABLE                            (22,662)            (11)           (803)           (993)         (4,813)
                                   ---------       ---------       ---------       ---------       ---------
NET ASSETS AVAILABLE
  FOR BENEFITS                     $ 282,730       $  39,938       $ 254,263       $ 165,380       $ 297,294
                                   =========       =========       =========       =========       =========

                                                        1997 FUND INFORMATION
                                   ------------------------------------------------------------------------------------
                                     Fidelity           Fidelity                              Kemper
                                     Emerging           Worldwide          SOS Stock        Advantage
                                   Growth Fund            Fund               Fund              III            Total
                                   -----------            ----               ----              ---            -----
INVESTMENTS:
  Mutual fund                      $   258,299       $    94,091       $      --         $      --        $ 1,073,911
  Money market                           4,594             3,966             3,756              --            269,900
  Common stock                            --                --             185,466              --            185,466
  Pooled separate account                 --                --                --              82,086           82,086

RECEIVABLES:
  Participants' contributions            7,113             5,723             5,030               353           48,452
  Employer contributions                  --                --                --                --             58,344
  Interest and dividends                    16              --                  14              --              1,235

EXCESS CONTRIBUTIONS
  PAYABLE                              (15,153)              (26)           (5,100)             --            (49,561)
                                   -----------       -----------       -----------       -----------      -----------
NET ASSETS AVAILABLE
  FOR BENEFITS                     $   254,869       $   103,754       $   189,166       $    82,439      $ 1,669,833
                                   ===========       ===========       ===========       ===========      ===========


                          The accompanying notes are an
                        integral part of these statements

                     SOS STAFFING SERVICES, INC. 401(k) PLAN
                     ---------------------------------------

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                 ----------------------------------------------

                             AS OF DECEMBER 31, 1996
                             -----------------------

                                                 1996 FUND INFORMATION
                                ---------------------------------------------------------------------------------------
                                                                                         Fidelity
                                  Fidelity Money      Fidelity                            Equity          Fidelity
                                      Market        Intermediate        Fidelity         Income II       Blue Chip
                                       Fund           Bond Fund       Puritan Fund         Fund         Growth Fund
                                       ----           ---------       ------------         ----         -----------
INVESTMENTS:
  Mutual fund                       $    --          $  30,360        $ 176,014        $  70,229        $ 182,640
  Money market                        241,677             --                927             --              2,774

RECEIVABLES:
  Participants' contributions           5,701            1,452            2,973            5,008            6,041
  Employer contributions                3,228            1,786            4,031            6,558           10,200
  Interest and dividends                1,115              161                3            3,524              566

EXCESS CONTRIBUTIONS
  PAYABLE                             (10,980)            (750)          (5,687)         (10,967)         (23,607)
                                    ---------        ---------        ---------        ---------        ---------
NET ASSETS AVAILABLE
  FOR BENEFITS                      $ 240,741        $  33,009        $ 178,261        $  74,352        $ 178,614
                                    =========        =========        =========        =========        =========


                                                        1996 FUND INFORMATION
                                  --------------------------------------------------------------------------------
                                     Fidelity         Fidelity                            Kemper
                                     Emerging         Worldwide        SOS Stock        Advantage
                                   Growth Fund          Fund             Fund              III            Total
                                   -----------          ----             ----              ---            -----
INVESTMENTS:
  Mutual fund                     $   200,460      $    69,162      $      --        $      --       $   728,865
  Money market                           --               --              8,474             --           253,852
  Common stock                           --               --             76,713             --            76,713
  Pooled separate account                --               --               --             65,639          65,639

RECEIVABLES:
  Participants' contributions           6,402            1,555            5,178            1,643          35,953
  Employer contributions                6,972            2,136            6,070             --            40,981
  Interest and dividends                    7                3               27             --             5,406

EXCESS CONTRIBUTIONS
  PAYABLE                             (35,130)          (6,056)         (11,314)            --          (104,491)
                                  -----------      -----------      -----------      -----------     -----------
NET ASSETS AVAILABLE
  FOR BENEFITS                    $   178,711      $    66,800      $    85,148      $    67,282     $ 1,102,918
                                  ===========      ===========      ===========      ===========     ===========


                          The accompanying notes are an
                        integral part of these statements

                     SOS STAFFING SERVICES, INC. 401(k) PLAN
                     ---------------------------------------

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------


                                                           FUND INFORMATION
                                      ------------------------------------------------------------------------------------
                                                                                            Fidelity
                                          Fidelity         Fidelity        Fidelity          Equity         Fidelity
                                            Money        Intermediate       Puritan        Income II        Blue Chip
                                         Market Fund      Bond Fund          Fund             Fund         Growth Fund
                                         -----------      ---------          ----             ----         -----------

ADDITIONS:
  Contributions:
    Participants                         $  33,949        $  10,782        $  32,379        $  55,906        $  78,939
    Employer                                58,344             --               --               --               --
    Rollover                                14,731               38               54           11,951               10
                                         ---------        ---------        ---------        ---------        ---------
          Total contributions              107,024           10,820           32,433           67,857           78,949
                                         ---------        ---------        ---------        ---------        ---------

  Investment income:
    Net appreciation
      (depreciation) in fair
      value of investments                    --                354           22,673            9,716           39,193
    Interest and dividends                  13,366            2,028           19,005           15,316           13,309
                                         ---------        ---------        ---------        ---------        ---------
          Total investment income           13,366            2,382           41,678           25,032           52,502
                                         ---------        ---------        ---------        ---------        ---------

          Total additions                  120,390           13,202           74,111           92,889          131,451
                                         ---------        ---------        ---------        ---------        ---------
DEDUCTIONS:
  Benefits paid to participants            (53,289)          (6,322)          (2,969)          (5,341)         (15,988)
  Administrative fees                         (413)             (56)            (334)            (167)            (370)
                                         ---------        ---------        ---------        ---------        ---------
          Total deductions                 (53,702)          (6,378)          (3,303)          (5,508)         (16,358)
                                         ---------        ---------        ---------        ---------        ---------

INTERFUND TRANSFERS                        (24,699)             105            5,194            3,647            3,587
                                         ---------        ---------        ---------        ---------        ---------

NET INCREASE                                41,989            6,929           76,002           91,028          118,680

NET ASSETS AVAILABLE FOR BENEFITS:

    Beginning of year                      240,741           33,009          178,261           74,352          178,614
                                         ---------        ---------        ---------        ---------        ---------

    End of year                          $ 282,730        $  39,938        $ 254,263        $ 165,380        $ 297,294
                                         =========        =========        =========        =========        =========

                          The accompanying notes are an
                        integral part of these statements

                     SOS STAFFING SERVICES, INC. 401(k) PLAN
                     ---------------------------------------

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (continued)
      ---------------------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------


                                                              FUND INFORMATION
                                        ----------------------------------------------------------------------------------------
                                              Fidelity         Fidelity                             Kemper
                                              Emerging        Worldwide           SOS Stock        Advantage            Total
                                             Growth Fund         Fund               Fund              III
                                             -----------         ----               ----              ---

ADDITIONS:
  Contributions:
    Participants                         $    57,521        $    25,610        $    33,365        $     6,336        $   334,787
    Employer                                    --                 --                 --                 --               58,344
    Rollover                                  11,939               --                   40               --               38,763
                                         -----------        -----------        -----------        -----------        -----------
          Total contributions                 69,460             25,610             33,405              6,336            431,894
                                         -----------        -----------        -----------        -----------        -----------

  Investment income:
    Net appreciation
      (depreciation) in fair
      value of investments                   (16,522)            (5,099)            70,505               --              120,820
    Interest and dividends                    51,738              7,040                538              9,113            131,453
                                         -----------        -----------        -----------        -----------        -----------
          Total investment income             35,216              1,941             71,043              9,113            252,273
                                         -----------        -----------        -----------        -----------        -----------

          Total additions                    104,676             27,551            104,448             15,449            684,167
                                         -----------        -----------        -----------        -----------        -----------
DEDUCTIONS:
  Benefits paid to participants              (18,631)            (1,245)           (11,128)              --             (114,913)
  Administrative fees                           (359)              (131)              (217)              (292)            (2,339)
                                         -----------        -----------        -----------        -----------        -----------
          Total deductions                   (18,990)            (1,376)           (11,345)              (292)          (117,252)
                                         -----------        -----------        -----------        -----------        -----------

INTERFUND TRANSFERS                           (9,528)            10,779             10,915               --                 --
                                         -----------        -----------        -----------        -----------        -----------

NET INCREASE                                  76,158             36,954            104,018             15,157            566,915

NET ASSETS AVAILABLE FOR BENEFITS:

    Beginning of year                        178,711             66,800             85,148             67,282          1,102,918
                                         -----------        -----------        -----------        -----------        -----------

    End of year                          $   254,869        $   103,754        $   189,166        $    82,439        $ 1,669,833
                                         ===========        ===========        ===========        ===========        ===========

                          The accompanying notes are an
                        integral part of these statements

                     SOS STAFFING SERVICES, INC. 401(k) PLAN
                     ---------------------------------------

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------



(1)      PLAN DESCRIPTION
         ----------------

The following description of the SOS Staffing Services, Inc. 401(k) Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

General
-------

The Plan is a defined contribution plan established by SOS Staffing Services, Inc. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. Employees who complete 1,000 hours of service during a 12-month period and who have reached the age of 21 are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Plan was established to provide employees with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees' dependants and beneficiaries. Through December 31, 1997, the Plan's trustee was First Security Bank of Utah, N.A. ("First Security Bank"). Effective January 1, 1998, the Company changed the trustee from First Security Bank to Reliance Trust Company.

Contributions
-------------

Eligible employees can elect to make contributions to the Plan and such contribution amounts are subject to certain limitations under the IRC. The Company can elect to make discretionary matching contributions to the Plan. For the year ended December 31, 1997, the Company provided a matching contribution equal to 33-1/3 percent of each non-highly compensated staff employee participant's contribution up to a maximum matching contribution of $1,000 per each such participant.

Effective January 1, 1998, the Plan was amended to exclude highly compensated employees from participating in the Plan.

Vesting
-------

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of continuous service as defined by the Plan. A participant vests according to the following schedule:

               Less than three years                       0%
               Three years                                50
               Four years                                 75
               Five years or more                        100%

Forfeitures
-----------

At December 31, 1997, forfeited non-vested accounts totalled approximately $6,278. These amounts will be used to reduce future employer contributions.

Benefits
--------

Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump sum distribution or an annuity to be paid in monthly installments.

Participant Accounts
--------------------

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

Investment Options
------------------

As of December 31, 1997 and 1996, participants may direct their contributions, the employer matching contributions and any related earnings into several investment options. Participants may change their investment elections quarterly. A brief description of each investment option is provided below:

         Fidelity Money Market Fund
         --------------------------
         This fund's objective is to obtain a high level of current income while at the same time preserving principal and providing liquidity. The fund invests in a broad range of high-quality short-term obligations such as certificates of deposit, U.S. government obligations and commercial paper.

         Fidelity Intermediate Bond Fund
         -------------------------------
         This fund's objective is to provide security, total return and high current income. The fund invests in bonds with a maturity of three to ten years with a rating of BBB or higher.

         Fidelity Puritan Fund
         ---------------------
         This fund's objective is to seek income consistent with preservation of capital. The fund invests in a broadly diversified portfolio of high-yielding common stocks, preferred stocks and bonds of any quality.

         Fidelity Equity-Income II Fund
         ------------------------------
         This fund's objective is to seek income from equity investments with the potential for future investment growth. The fund invests approximately 80% of its assets in income-producing common or preferred stock.

         Fidelity Blue Chip Growth Fund
         ------------------------------
         This fund's objective is to seek growth of capital over the long-term by investing primarily in a broadly-diversified portfolio of common stocks of well-known and established companies.

         Fidelity Emerging Growth Fund
         -----------------------------
         This fund's objective is to seek long-term capital appreciation. The fund normally invests at least 65% of its assets in equity securities of emerging-growth companies. It may also invest in debt securities and foreign securities.

         Fidelity Worldwide Fund
         -----------------------
         This fund's objective is to seek capital growth by investing in securities issued anywhere in the world. The fund invests primarily in common stocks and other equity securities, generally focusing in the three major markets of the world: North America, Europe, and the Pacific Basin.

         SOS Staffing Services, Inc. Common Stock
         ----------------------------------------
         This fund is a non-diversified investment in the outstanding public shares of SOS Staffing Services, Inc.

         Kemper Advantage III
         --------------------
         This fund's objective is to offer both a guaranteed option under its fixed accounts and 26 variable investment options through its separate account. Advantage III is a variable annuity offered by Kemper Investor Life Insurance Company.


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

Use of Estimates
----------------

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Interest and Dividend Income
----------------------------

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Investment Valuation
--------------------

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The Kemper Advantage II investment option is reported at contract value which approximates fair value.

Net Appreciation in Fair Value of Investments
---------------------------------------------

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Benefits
--------

Payments of benefits to participants are recorded when paid.

Administrative Expenses
-----------------------

The Company pays all administrative expenses of the Plan, except for certain trustee fees.

(3)      TAX STATUS
         ----------

The Internal Revenue Service has determined and informed the Company by a letter dated September 23, 1996 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


(4)      PLAN TERMINATION
         ----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become fully vested in their account balances.

                     SOS STAFFING SERVICES, INC. 401(k) PLAN
                     ---------------------------------------

           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ----------------------------------------------------------

                             AS OF DECEMBER 31, 1997
                             -----------------------



                (b) Identity of Issuer,
                     Borrower, Lessor         (c) Description                           (e)Current
 (a)                 or Similar Party          of Investment            (d) Cost           Value
 ---                 ----------------          -------------            --------           -----

Fidelity Institutional Money Market           269,900 shares of         $269,900         $269,900
Fund                                          money market fund

Fidelity Intermediate                         3,563 shares of             35,531           36,231
Bond Fund                                     mutual fund

Fidelity Puritan Fund                         12,773 shares of           226,964          247,535
                                              mutual fund

Fidelity Equity Income II Fund                5,666 shares of            142,612          153,051
                                              mutual fund

Fidelity Blue Chip Growth Fund                7,215 shares of            242,490          284,704
                                              mutual fund

Fidelity Emerging Growth Fund                 10,876 shares of           274,911          258,299
                                              mutual fund

Fidelity Worldwide Fund                       5,899 shares of             97,044           94,091
                                              mutual fund

* SOS Staffing Services, Inc.                 9,826 shares of            130,984          185,466
                                              common stock

Kemper Investors Life                         Advantage III               82,086           82,086
  Insurance Company                           Investment option



* Denotes party-in-interest

                     SOS STAFFING SERVICES, INC. 401(k) PLAN
                     ---------------------------------------

                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                 ----------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------


                                                                                             (h) Current
                                                                                               Value of
                                                     (c)             (d)          (g)          Asset on
(a)  Identity of              (b) Description      Purchase        Selling       Cost of     Transaction      (i) Net
   Party Involved                 Of Asset           Price          Price         Asset          Date           Gain
--------------------          ----------------    -----------     ---------     ---------     ----------       ------

Fidelity Blue Chip Growth       Mutual Fund       $ 73,570       $   --         $ 73,570       $ 73,570       $   --
    Fund

Fidelity Blue Chip Growth       Mutual Fund           --           10,700          9,434         10,700          1,266
    Fund

Fidelity Emerging Growth        Mutual Fund        107,507           --          107,507        107,507           --
    Fund

Fidelity Emerging Growth        Mutual Fund           --           33,150         32,863         33,150            287
    Fund

Fidelity Equity Income II       Mutual Fund         78,580           --           78,580         78,580           --
    Fund

Fidelity Equity Income II       Mutual Fund           --            5,473          5,255          5,473            218
    Fund

Fidelity Institutional          Mutual Fund        486,835           --          486,835        486,835           --
    Money Market Fund

Fidelity Institutional          Mutual Fund           --          470,787        470,787        470,787           --
    Money Market Fund

                                   Signatures



The Plan pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons that administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized in Salt Lake City, Utah on the 26th day of June, 1998.


                                   SOS STAFFING SERVICES, INC. 401(k) PLAN


                                   By: /s/  John K. Morrison
                                       -------------------------
                                            John K. Morrison
                                            General Counsel & Secretary
                                            SOS Staffing Services, Inc.

                                  EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 11-K


Exhibit
Number            Description
------            -----------

23.1              Consent of Arthur Andersen LLP

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed Registration Statement on Form S-8 File No. 33-92268.




ARTHUR ANDERSEN LLP

Salt Lake City, Utah
June 26, 1998

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